FORM 51-901F
QUARTERLY REPORT
SCHEDULE A

ISSUER DETAILS:
Name of Issuer	AMERICAN BONANZA GOLD MINING CORP.
Issuer’s Address	Suite 1606 – 675 West Hastings Street Vancouver, British Columbia, V6B 1N2
Issuer Telephone Number	(604) 699-0023
Issuer’s Web Site	www.americanbonanza.com
Contact Person	Giulio T. Bonifacio
Contact’s Position	Director, Executive Vice President & Chief Financial Officer
Contact Telephone Number	(604) 699-0023
Contact E-mail	gtbonifacio@boni.ca
For Quarter Ended	December 31, 2002
Date of Report	May 12, 2003
CERTIFICATE
The schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Brian P. Kirwin”	2003/05/12
Name of Director	Date Signed
“Giulio T. Bonifacio”	2003/05/12
Name of Director	Date Signed

AMERICAN BONANZA GOLD MINING CORP.

Consolidated Financial Statements
December 31, 2002 and 2001

Together with Auditor’s Report

Tony M. Ricci Inc.
Chartered Accountant	Suite 1304
925 West Georgia St.
Vancouver, B.C. V6C 3L2
Tel: (604) 669-3013
Fax: (604) 669-3015

AUDITOR’S REPORT

To the Shareholders of AMERICAN BONANZA GOLD MINING CORP.

I have audited the consolidated balance sheets of American Bonanza Gold Mining Corp. as at December 31, 2002 and 2001 the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

“Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, British Columbia
April 16, 2003

American Bonanza Gold Mining Corp.
CONSOLIDATED BALANCE SHEETS
December 31	2002	2001
	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,616,691	12,968
Cash from joint venture partner (note 5)	210,971	-
GST recoverable	21,233	-
Marketable securities (note 3)	24,000	-
	1,872,895	12,968
COPPERSTONE PROPERTY (note 4)	7,049,387	4,306,537
MINERAL PROPERTIES (note 5)	1,700,492	1,790,476
OFFICE EQUIPMENT, net	36,911	48,140
	10,659,685	6,158,121
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4(b))	695,851	781,827
Current portion of long-term debt (note 6)	854,451	-
Funds held on behalf of joint venture partner (note 5)	210,971	-
Due to related parties (note 8)	6,000	453,999
	1,767,273	1,235,826
LONG-TERM DEBT (note 6)	867,680	-
FUTURE INCOME TAXES (note 10)	328,654	328,654
	2,963,607	1,564,480
SHAREHOLDERS' EQUITY
Share capital (note 7)	21,329,982	17,742,491
Cumulative currency translation adjustment	43,031	43,031
Deficit	(13,676,935)	(13,191,881)
	7,696,078	4,593,641
	10,659,685	6,158,121

SUBSEQUENT EVENTS (notes 4(b), 6, 7 and 11)

CONTINGENT LIABILITY (note 4(b))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Ian W. Telfer
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31	2002	2001
	$	$

REVENUE
Consulting income and other	-	180,687
	-	180,687
EXPENSES (INCOME)
General and administrative (note 9)	286,744	232,902
Exploration	199,069	72,601
Amortization	11,863	11,702
Foreign exchange	(12,622)	53,546
Write-off of mineral properties	-	893,558
	485,054	1,264,309
NET LOSS	(485,054)	(1,083,622)

DEFICIT, beginning of year	(13,191,881)	(12,108,259)

DEFICIT, end of year	(13,676,935)	(13,191,881)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES	76,315,548	64,735,129

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31	2002	2001
	$	$

OPERATING ACTIVITIES
Net loss	(485,054)	(1,083,622)
Items not affecting cash
Amortization	11,863	11,702
Cumulative currency translation adjustment	-	69,062
Write-off of mineral properties	-	893,558

	(473,191)	(109,300)
Changes in non-cash operating accounts
Accounts receivable	(21,233)	8,470
Accounts payable	(6,944)	(52,225)
Prepaids	-	12,485
	(501,368)	(140,570)
INVESTING ACTIVITIES
Copperstone property	(483,376)	(204,056)
Acquisition of additional interests in Copperstone property	(2,259,474)	-
Mineral properties	(41,516)	(104,311)
Proceeds from joint venture partner	107,500	-
Office equipment	(634)	(3,214)
	(2,677,500)	(311,581)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	3,187,491	-
Long-term debt	1,742,341	-
Repayment of long-term debt	(20,210)	-
Due to related parties	(127,031)	402,279
	4,782,591	402,279

INCREASE (DECREASE) IN CASH	1,603,723	(49,872)

CASH, beginning of year	12,968	62,840

CASH, end of year	1,616,691	12,968

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	74,236	-
Income taxes paid	-	-

Non-cash transactions:
Marketable securities	24,000	-

Share for debt settlement	400,000	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

1.	NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. ( the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bonanza Gold Inc. (a Canadian corporation), which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation).

All significant intercompany transactions have been eliminated.

Deferred mineral costs

Costs related to mineral activities, which include the investigation, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. In those cases where exploration activities are conducted jointly with others, only the Corporation's proportionate interest in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings. The recovery of the carrying amount of deferred mineral costs is dependent upon the future commercial success of related properties or from proceeds of disposition. The amounts shown for deferred mineral costs do not necessarily reflect present or future values.

Joint Ventures

The Corporation conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.

Office Equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight-line basis over five years.

Foreign currency translation

As the Corporation’s foreign subsidiary has been dependent on funding from its parent, the Corporation has reclassified the operations of its foreign subsidiary from self-sustaining to integrated. As a result the temporal method of translating the accounts of the foreign subsidiary has been adopted in place of the current rate method

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

commencing in the current year.

Under this method, monetary assets and liabilities are translated at the prevailing year end exchange rate. Non monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities, and are subject to standard deposit insurance limits.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, GST recoverable, accounts payable and accrued liabilities and due to related parties, the carrying amounts approximate fair value due to their short-term maturity. The fair value of obligations under long term debt calculated at the discounted present value of future payments, approximates its carrying value.

Stock - Based Compensation

Effective January 1, 2002, the Corporation adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Corporation had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Corporation accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the year, the Corporation granted stock options to directors, officers and employees as set out in note 7.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Corporation accounts for income taxes under the liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset and a liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Comparative figures

Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

Segmented information

The Corporation’s principal operations are located in the United States. The Corporation conducts it business in a single operating segment being the investment in exploration and development of mineral properties. All mineral properties are located in the United States.

3.	MARKETABLE SECURITIES

As at December 31, 2002, the Corporation held the following marketable securities:

		Original/	Market Value
	Number of	Adjusted	December 31,
	Shares	Cost	2002
		$	$

American Nevada Gold Corp.	300,000	24,000	27,000

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

3.	MARKETABLE SECURITIES (Continued)

Pursuant to the terms of the Option Agreement entered into with American Nevada Gold Corp. (note 5) the Corporation received 300,000 common shares and other consideration for entering into this Agreement.

4.	COPPERSTONE PROPERTY

(a) The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, U.S.A. through two joint ventures as follows:

	2002	2001
	$	$

Copperstone Project	4,364,150	2,482,067
Copperstone D-Zone	2,685,237	1,824,470
	7,049,387	4,306,537

COPPERSTONE PROJECT
		$
Balance, December 31, 1997		-
Option payment		783,250
Exploration expenditures		575,260
Balance, December 31, 1998		1,358,510
Exploration expenditures		377,396
Balance, December 31, 1999		1,735,906
Exploration expenditures		576,120
Balance, December 31, 2000		2,312,026
Exploration expenditures		170,041
Balance, December 31, 2001		2,482,067
Exploration expenditures		150,012
Acquisition of additional interest		1,732,071
Balance, December 31, 2002		4,364,150

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During the year, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

4.	COPPERSTONE PROPERTY (Continued)

	(b)	COPPERSTONE D-ZONE

$
Initial advance	407,382
Advance royalty payment	199,706
Acquisition of D-Zone joint venture interest	601,639
Exploration expenditures	1,476,510
2,685,237

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with a an option to increase its interest in the property as follows:

(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were recorded by the Corporation as at December 31, 2000. The Corporation subsequently settled approximately US$218,815 of the liabilities for approximately US$83,500 and accordingly wrote down these liabilities by US$135,315 during the year;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)
A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment pursuant to its Brascan loan agreement (note 6); and,

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment pursuant to its Brascan loan agreement (note 6).

On July 26, 2002 the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded  a further US$180,000 (Cdn.$283,968) in accounts payable to reflect the estimated CDC payroll tax liability that  may arise.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

4.	COPPERSTONE PROPERTY (Continued)

On October 17, 2002 the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project during 2002; therefore, the claims held are in good standing until August 2003.

5.	MINERAL PROPERTIES

Other mineral properties consist of the following:

	2002	2001
	$	$
Pamlico	1,377,552	1,414,486
Gold Bar	322,940	375,990
	1,700,492	1,790,476

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A.

The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties.

During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$105 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamilco and Gold Bar projects during 2002; therefore, the claims held are in good standing until August 2003.

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made and in 2003 the final cash payment will increase to US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

5.	MINERAL PROPERTIES (Continued)

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada will be granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) for the following consideration:

	(a)	Cash consideration totaling $107,500; and,

(b)
Issuance of 800,000 common shares of American Nevada with 300,000 common shares (note 3) to be issued in Year 1, and 250,000 common shares to be issued in each of Year 2 and 3 and fund exploration expenditure totaling $3,600,000 over a three-year period.

Joint venture funding of $480,000 has been received at December 31, 2002 of which $269,029 was expended on exploration and $210,971 was held as an advance on exploration, with additional funding requirements as follows: Year 1- $20,000; Year 2 - $1,100,000 and Year 3 – $2,000,000. American Nevada’s interest will vest at a rate of Year 1- 5 percent; Year 2 – 20 percent and Year 3 – 25 percent for a cumulative interest of 50 percent.

The Corporation has retained a back-in right to increase its interest in the Properties from 50 percent to 70 percent at any time within sixty days of the third anniversary date of the Option Agreement by reimbursing American Nevada for 200 percent of its required cumulative exploration expenditures or $7,200,000.

6.	LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 4) the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly.

Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

	(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

	(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and

	(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

Furthermore, the Corporation has agreed to cause all proceeds (less direct mining and operating expenses and other direct costs of sale) of any sale or other disposition of gold or gold-bearing ores or concentrates from the Corporation’s interest in the Copperstone Property, including all such sales and dispositions in the ordinary course of the Corporation’s business, at any time during which any of the Brascan Loan remains outstanding, to be immediately paid to Brascan on account of such outstanding amounts.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 7) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

6.	LONG-TERM DEBT (Continued)

On March 4, 2003 the Corporation repaid US$537,200 to satisfy its remaining repayment obligation in 2003 pursuant to the loan agreement.

The Corporation has also granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share until March 4, 2004, with an option to extend the warrant for three additional one-year terms (note 7).

7.	SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2000 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

	Number of
	Common
Issued – Class A Common	Shares	Amount

		$
Balance, December 31, 2000 and 2001	64,735,129	17,742,491

Shares issued for:
Public offering	15,384,600	2,000,000
Corporate finance fee on public offering	400,000	-
Warrant exercise	20,000	3,000
Stock option exercise	310,000	40,850
Debt settlement	2,000,000	400,000
Private placement	10,166,665	1,525,000
Corporate finance fee on private placement	250,000	-
Share issue costs	-	(381,359)

Balance, December 31, 2002	93,266,394	21,329,982

On June 10, 2002 the Corporation completed a public offering of 15,384,600 units at a price of $0.13 per unit totaling $2,000,000. Each unit is comprised of one common share and one transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until June 10, 2004 at a price of $0.15 in the first year and $0.17 in the second year. The warrants were listed for trading on the TSX Venture Exchange on June 11, 2002.

Canaccord Capital Corporation (“Canaccord”) as agent for this offering was paid an agent fee of 8.5 percent on the aggregate gross proceeds, non-transferable agent warrants totaling 2,307,690 representing 15 percent of the number of units sold, exercisable under the same terms as the public financing, and a corporate finance fee payable through the issuance of 400,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the public financing.

On October 17, 2002 the Corporation completed shares for debt settlement agreements for indebtedness totaling $400,000 by the issuance of 2,000,000 common shares at a deemed price of $0.20 per common share. All these securities are subject to Exchange and Securities Act hold periods expiring February 17, 2003.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

7.	SHARE CAPITAL (Continued)

On October 18, 2002 the Corporation completed a private placement of 10,166,665 units at a price of $0.15 per unit totaling $1,525,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant (“warrant”). Each warrant entitles the holder to acquire one additional common share for a period of two years until October 18, 2004 at a price of $0.17.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds of the brokered portion sold by Canaccord, non-transferable agent warrants totaling 766,666, exercisable under the same terms as the private placement, representing 10 percent of the number of units sold by Canaccord and a corporate finance fee payable through the issuance of 250,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement. All these securities issued pursuant to the Private Placement are subject to Exchange and Securities Act hold periods expiring February 18, 2003.

Subsequent to year end, and on January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant (“warrant”). Each whole warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement. All these securities issued pursuant to the Private Placement are subject to Exchange and Securities Act hold periods expiring May 31, 2003.

Options

The Corporation presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the TSX-V, the Corporation may grant incentive stock options to its officers, directors and employees enabling them to acquire up to 10 percent of the issued shares of the Corporation. The exercise price of stock options is determined by the Board of Directors of the Corporation at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 90 days following the termination of the optionee’s employment, except in the case of retirement, death or disability, in which case they terminate one year after the event.

The Corporation has granted stock options to acquire an aggregate of 9,010,000 common shares to directors, officers and employees exercisable at between $0.10 and $0.20 per share at varying times up until December 4, 2007 as follows:

Number of
Options	Exercise Price	Expiry Date
190,000	$0.20	January 11, 2005
310,000	$0.15	September 11, 2005
2,050,000	$0.15	December 22, 2005
2,560,000	$0.10	March 4, 2007
3,900,000	$0.17	December 6, 2007
9,010,000

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

7.	SHARE CAPITAL (Continued)

The weighted average exercise price of these options is $0.15 per share. Subsequent to December 31, 2002 100,000 share options were exercised at $0.10.

On February 24, 2003 the Corporation granted 1,250,000 share options to directors and employees, at an exercise price of $ 0.31 exercisable until February 24, 2008.

During the year ended December 31, 2002 no compensation costs were recorded in the financial statements of operation and deficit for option granted to employees or non-employees. Had compensation costs been determined for employee awards granted after December 31, 2001 using the fair value based method at their respective grant dates, the Corporation’s proforma net loss and proforma basic and diluted loss per share would have been as follows:

December 31,
2002
$

Net loss for the year as reported	485,054
Compensation expense related to fair value of stock options	443,967
Pro forma net loss for the year	929,021
Pro forma loss per share basic and diluted	(0.01)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the year ended December 31, 2002; no dividends are to be paid; volatility of 100 percent; risk free interest rate of 3 percent; and expected life of two years.

Warrants

The Corporation has granted share purchase warrants to acquire an aggregate of 30,755,621 common shares as follows:

Number
of warrants	Exercise price	Expiry date

18,072,290	$0.15 to $0.17	June 10, 2003 to June 10, 2004
11,183,331	$0.17	October 18, 2004
1,500,000	$0.13	March 4, 2004 (1)

30,755,621

(1)
Brascan has an option (the “Option”) to extend the term of its warrant or any unexercised portion thereof for three additional one year terms beyond the original two year Expiry Date of its warrant, which Option may be exercised by Brascan by giving notice in writing to the Corporation to that effect at any time during the 30 day period (the “Option Period”) commencing prior to the then current Expiry Date of its warrant. If Brascan exercises the Option, the Corporation is required to deliver to Brascan a new warrant certificate, against surrender to the Corporation of the old warrant certificate, and obtain all necessary stock exchange approval relating to the new warrant. The new Brascan warrant shall be on that same terms and conditions as the current Brascan warrant; provided that (a) as required by the Exchange, the exercise price of the new warrant will be the weighted average of the closing price of the Corporation’s common shares during the 10 day period commencing on the date that is no more than 30 days prior to the expiry date of the then current Brascan warrant, and (b) the term of the new Brascan warrant shall be one year subject to the renewal Option.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

7.	SHARE CAPITAL (Continued)

Subsequent to December 31, 2002 794,243 share purchase warrants were exercised at $0.15 and a further 2,000,000 share purchase warrants were exercised at $0.17

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow and are subject to further release for a period of up to 36 months from the date of the acquisition on December 21, 2000.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange. As a result of the change in classification all remaining common shares held in escrow were released.

8.	RELATED PARTY TRANSACTIONS

During the year the Corporation settled approximately $320,968 in due to related parties debt by the issuance of shares (note 7), wrote-off approximately $26,712 and paid out the remaining balance resulting in a due to related party balance of $6,000 at March 31, 2002.

During the year, the Corporation accrued $nil (2001-$6,358) in professional fees to a director of the Corporation.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2002	2001

	$	$

Management fees, consulting and salaries	271,327	194,544
Office and administration	8,082	5,777
Legal and accounting	56,607	27,906
Public company expenses	39,849	4,675
Expense recoveries	(89,121)	-
	286,744	232,902

10.	INCOME TAXES The Corporation has tax loss carryforwards of approximately $3,700,000 available to offset future income for tax purposes which expire as follows:

$

2003	552,000
2004	1,008,000
2005	581,000
2006	526,000
2007	495,000
2008	222,000
2009	316,000

In addition, the Corporation has approximately $11,400,000 of foreign exploration and development expense carryforwards available to be deducted against certain future resource profits. The availability of these foreign tax deductions is restrictive.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

10.	INCOME TAXES (Continued)

The Corporation has taken a full valuation allowance in respect of these carryforwards; accordingly, no future tax asset has been recognized in these financial statements.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Corporation's future income tax assets and liabilities are as follows:

	2002	2001

	$	$
Future income tax assets
Tax loss carryforwards	1,800,000	1,877,000
Resource exploration deductions	5,700,000	5,294,000
Book and tax base differences on assets	8,000	4,000
Valuation allowance	(7,508,000)	(7,175,000)

Future income tax assets	-	-

Future income tax liability

Mineral properties	(328,654)	(328,654)

11.	SUBSEQUENT EVENT

In addition to items disclosed elsewhere in these notes, the Corporation entered into employment agreements subsequent to December 31, 2002 with two of its senior executives. These employment agreements provide for combined annual base salaries and benefits of US$250,000 and in the event of termination without cause, or any change in effective control of the Corporation that occurs, the Corporation must pay these executives liquidated damages in an amount equal to three years salary and benefits.